Mail Stop 4561

October 1, 2007

Guoshen Tu
13/F Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen
Peoples Republic of China 518034

   Re: **China Security & Surveillance Technology Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2006
     Form 10-Q for Quarter Ended March 31, 2007 and June 30, 2007
     File No. 000-50917

Dear Mr. Yap:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

   You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

            Sincerely,

            Cicely LaMothe
            Accounting Branch Chief